                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   EBC I, Inc.
                         (formerly known as eToys Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    297862104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                         ------------------
CUSIP NO. 297862104                                         Page 2 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name HFTP Investment L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liability company

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    0
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 0.6% as of December 31, 2001. (Based on 217,598,608
      shares of Common Stock issued and outstanding as of February 12,
      2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           OO
------------------------------------------------------------------------------

/1/See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                                         Page 3 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Promethean Asset Management, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liability company

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    0
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 0.6% as of December 31, 2001. (Based on 217,598,608
      shares of Common Stock issued and outstanding as of February 12,
      2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           OO; HC
------------------------------------------------------------------------------

/1/See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                                         Page 4 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORT PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name James F. O'Brien, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      U.S. Citizen
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    0
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 0.6% as of December 31, 2001. (Based on 217,598,608
      shares of Common Stock issued and outstanding as of February 12,
      2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           IN; HC
------------------------------------------------------------------------------

/1/See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                                         Page 5 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Promethean Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4      New York limited liability company
        U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    0
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    0
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    Approximately 0.6% as of December 31, 2001. (Based on 217,598,608
      shares of Common Stock issued and outstanding as of February 12,
      2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12           OO; HC
------------------------------------------------------------------------------

/1/See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                   13G                   Page 6 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Name HFTP Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------

                     5    SOLE VOTING POWER
     NUMBER OF               0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH
                     7    SOLE DISPOSITIVE POWER
    REPORTING              0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12             OO;HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                  13G                    Page 7 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Heracles Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Cayman Islands corporation
-----------------------------------------------------------------------------

                     5    SOLE VOTING POWER
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH
                     7    SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES*                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                   CO; HC
------------------------------------------------------------------------------


/1/ See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                  13G                    Page 8 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Promethean Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liability company
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF       5          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

    REPORTING        7          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10
      CERTAIN SHARES                                                      [_]
------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*
               CO; HC
------------------------------------------------------------------------------


/1/ See Footnote 1 in Item 4.

-------------------                                         ------------------
CUSIP NO. 297862104                   13G                   Page 9 of 16 Pages
-------------------                                         ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Themis Managers LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited liability company
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF       5           0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

    REPORTING        7           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    See Row 6 above.
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

      CERTAIN SHARES*                                                      [_]
------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in the Row 6 above.)
------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
                      OO;HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-------------------                                        -------------------
CUSIP NO. 297862104                  13G                   Page 10 of 16 Pages
-------------------                                        -------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Name Themis Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER

     NUMBER OF       5            0
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY           330 shares of Series D Convertible Preferred Stock
     OWNED BY             (convertible into 0 shares of Common Stock)/1/
                          Warrants to purchase shares of Common Stock
                          (exercisable into 1,254,574 shares of Common Stock)/1/
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
                                  0
    REPORTING
      PERSON       -----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
       WITH               See Row 6 above.
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

      CERTAIN SHARES*                                                     [_]
------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*
                PN;HC
------------------------------------------------------------------------------

/1/ See Footnote 1 in Item 4.

-------------------                                         -------------------
CUSIP NO. 297862104                                         Page 11 of 16 Pages
-------------------                                         -------------------


Item 1(a)     Name of Issuer:   EBC I, Inc. (formerly known as eTOYS INC.)

     1(b)     Address of Issuer's Principal Executive Offices:

                     600 Corporate Pointe, 12th Floor, CA
                     Culver City, California

Item 2(a)         Name of Person Filing
Item 2(b)         Address of Principal Business Office
Item 2(c)         Citizenship

                                    HFTP Investment L.L.C.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited liability company

                                    Promethean Asset Management, L.L.C.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited liability company

                                    James F. O'Brien, Jr.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    U.S. Citizen

                                    Promethean Investment Group, L.L.C.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    New York limited liability company

                                    HFTP Managers LLC
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited liability company

                                    Heracles Fund
                                    c/o  Promethean Asset Management, L.L.C.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Cayman Islands corporation

                                    Promethean Managers LLC
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited liability company

-------------------                                         -------------------
CUSIP NO. 297862104                                         Page 12 of 16 Pages
-------------------                                         -------------------


                                    Themis Managers LLC
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited liability company

                                    Themis Partners L.P.
                                    750 Lexington Avenue, 22nd Floor
                                    New York, New York 10022
                                    Delaware limited partnership

         2(d)     Title of Class of Securities:

                                    Common Stock, par value $0.0001 per share

         2(e)     CUSIP Number:                297862104.


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)  [__] Broker or dealer registered under Section 15 of the Exchange Act;

(b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [__] Investment company registered under Section 8 of the Investment Company Act;

(e)  [__] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

-------------------                                         -------------------
CUSIP NO. 297862104                                         Page 13 of 16 Pages
-------------------                                         -------------------

      If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]

Item 4 Ownership:

HFTP INVESTMENT L.L.C.
PROMETHEAN ASSET MANAGEMENT, L.L.C.
JAMES F. O'BRIEN, JR.
PROMETHEAN INVESTMENT GROUP, L.L.C.
HFTP MANAGERS LLC
HERACLES FUND
PROMETHEAN MANAGERS LLC
THEMIS MANAGERS LLC
THEMIS PARTNERS L.P.

     (a)  Amount beneficially owned:

330 shares of Series D Convertible Preferred Stock (convertible into 0 shares of Common Stock)/1/

Warrants to purchase shares of Common Stock (exercisable into 1,254,574 shares of Common Stock)/1/

     (b)  Percent of Class:

Approximately 0.6% as of December 31, 2001. (Based on 217,598,608 shares of Common Stock issued and outstanding as of February 12, 2001, plus the shares of Common Stock issuable upon exercise of the Warrants referred to in item (a) above.)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               0

          (ii) shared power to vote or to direct the vote:

               See item (a) above.

         (iii) sole power to dispose or to direct the disposition of:

               0

          (iv) shared power to dispose or to direct the disposition of:

               See item (a) above.

-------------------                                          -------------------
CUSIP NO. 297862104                                          Page 14 of 16 Pages
-------------------                                          -------------------

/1/ On March 7, 2001 the Registrant filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code and on March 8, 2001 its shares were de-listed from The Nasdaq National Market. As of December 31, 2001, the terms of the bankruptcy provided no consideration, assets or securities would be issued in respect of the Series D Convertible Preferred Stock. The securities reported herein include securities that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons at anytime prior to and including June 12, 2003 (subject to extension under certain circumstances) of warrants (the "Warrants") to purchase up to 1,254,574 shares of the Company's Common Stock (the "Common Stock"). The terms of the 330 shares of Series D Convertible Preferred Stock (the "Preferred Shares") provide that the Reporting Persons may convert the Preferred Shares at any time prior to and including June 12, 2003 (subject to extension under certain circumstances) into shares of Common Stock at the conversion price described below. Although, as of December 31, 2001, the Reporting Persons had the right to convert the Preferred Shares, due to the nature of the Registrant's bankruptcy, the Registrant's condition and other factors outside the control of the Reporting Persons, the Reporting Persons do not expect to receive any shares of Common Stock upon conversion of the Preferred Shares and, accordingly, have reported herein that the shares of Common Stock beneficially owned as a result of the Preferred Shares is equal to zero. The exercise price of the Warrants is $7.17375 (subject to adjustment after one year and to prevent dilution). The Preferred Shares and the Warrants were issued on June 12, 2000.

The Conversion Price for the Preferred Shares (the "Conversion Price") as of any conversion date or other date of determination is equal to the product of (i) the conversion percentage (as discussed below) and (ii) the lowest closing bid price for the Common Stock on its principal market ("Closing Bid Price") during the five (5) consecutive trading days ending on and including the date of determination; provided that in no event shall the Conversion Price exceed $25 (subject to adjustment to prevent dilution). As a result, as the Closing Bid Price of the Common Stock fluctuates, the number of shares of Common Stock which the holders of the Preferred Shares may be deemed to beneficially own may fluctuate without any action taken by the holders of the Preferred Shares. The conversion percentage on the issuance date of the Preferred Shares is equal to 100% and then decreases permanently one percentage point on the first day of every month following June 12, 2000, provided that the conversion percentage will never be less than 85%. As of December 31, 2001, the Conversion Price was $0.004412.

The Preferred Shares accrue dividends at the rate of 7% per annum from the date of issuance, payable in cash or Common Stock at the option of the Company (with certain exceptions) semi- annually during the first year and quarterly thereafter. As a result of the bankruptcy filing described above, the Reporting Persons do not anticipate receiving any accrued and unpaid dividends on the Preferred Shares.

Pursuant to the terms of the Preferred Shares and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

-------------------                                          -------------------
CUSIP NO. 297862104                                          Page 15 of 16 Pages
-------------------                                          -------------------

Item 5 Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]




Item 6 Ownership of More than Five Percent on Behalf of Another Person:

       Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

       See Item 2 above.

Item 8 Identification and Classification of Members of the Group:

       Not Applicable.

Item 9 Notice of Dissolution of Group:

       Not Applicable.

-------------------                                          -------------------
CUSIP NO. 297862104                                          Page 16 of 16 Pages
-------------------                                          -------------------


Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2002



/s/ James F. O'Brien, Jr.                                     HERACLES FUND
------------------------------------------------
James F. O'Brien, Jr.
                                                              By: Promethean Asset Management, L.L.C.
HFTP INVESTMENT L.L.C.                                        Its: Investment Advisor

By:   Promethean Asset Management, L.L.C.                     By: /s/ James F. O'Brien, Jr.
                                                                  ---------------------------------------------
Its:  Investment Manager                                          Name: James F. O'Brien, Jr.
                                                                  Title: Managing Member

By: /s/ James F. O'Brien, Jr.
   --------------------------------------------
      Name: James F. O'Brien, Jr.                             PROMETHEAN MANAGERS LLC
      Title: Managing Member

                                                              By: /s/ James F. O'Brien, Jr.
                                                                  ---------------------------------------------
PROMETHEAN ASSET                                              Name: James F. O'Brien, Jr.
      MANAGEMENT, L.L.C.                                      Title: Managing Member

By: /s/ James F. O'Brien, Jr.
    --------------------------------------------
    Name: James F. O'Brien, Jr.                               THEMIS MANAGERS LLC
    Title: Managing Member                                    By: Promethean Managers LLC
                                                              Its: Managing Member

PROMETHEAN INVESTMENT
      GROUP, L.L.C.                                           By: /s/ James F. O'Brien, Jr.
                                                                  ---------------------------------------------
                                                                  Name: James F. O'Brien, Jr.
By: /s/ James F. O'Brien, Jr.                                     Title: Managing Member
    --------------------------------------------
    Name: James F. O'Brien, Jr.
    Title: Managing Member
                                                              THEMIS PARTNERS L.P.

HFTP MANAGERS LLC                                             By: Themis Managers LLC
                                                              Its: General Partner

By:   Promethean Managers LLC                                 By: Promethean Managers LLC
Its:  Managing Member                                         Its: Managing Member

By: /s/ James F. O'Brien, Jr.                                 By: /s/ James F. O'Brien, Jr.
    --------------------------------------------                  ---------------------------------------------
    Name: James F. O'Brien, Jr.                                   Name: James F. O'Brien, Jr.
    Title: Managing Member                                        Title: Managing Member